# TAP SYSTEMS INC.

*(a Delaware corporation)*

Financial Statements

For the years ended December 31, 2020 and 2019



**INDEPENDENT AUDITOR'S REPORT**

February 24, 2021

To:     Board of Directors, TAP SYSTEMS Inc.
        Attn: Dovid Schick
Re:     2020-2019 Consolidated Financial Statement Audit


We have audited the accompanying consolidated financial statements of TAP SYSTEMS Inc. (a corporation organized in Delaware) (the "Company"), which comprise the consolidated balance sheets as of December 31, 2020 and 2019, and the related consolidated statements of operations, shareholder equity, and cash flows for the calendar year periods ended December 31, 2020 and 2019, and the related notes to such consolidated financial statements.

**Management's Responsibility for the Financial Statements**
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

**Auditor's Responsibility**
Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of the Company's financial statements in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion.

An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

**Opinion**

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2020 and 2019, and the results of its operations, shareholder equity and its cash flows for the calendar year periods thus ended in accordance with accounting principles generally accepted in the United States of America.

**Going Concern**

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 10 to the financial statements, the Company has stated that substantial doubt exists about the Company's ability to continue as a going concern. Management's evaluation of the events and conditions and management's plans regarding these matters are also described in the Notes to the financial statements. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to this matter.


Sincerely,

 IndigoSpire CPA Group

IndigoSpire CPA Group, LLC
Aurora, Colorado

February 24, 2021

# TAP SYSTEMS INC.
## BALANCE SHEET
### As of December 31, 2020 and 2019
### See Independent Auditor's Report and Notes to the Financial Statements

|  | 2020 | 2019 |
|---|---|---|
| **ASSETS** | | |
| | | |
| Current Assets | | |
| Cash and cash equivalents | $ 282,590 | $ 760,658 |
| Accounts receivable | 1,238 | 2,550 |
| Inventory | 370,916 | 294,422 |
| Prepaid expenses | 4,000 | 28,974 |
| Other current assets | 0 | 23,322 |
| Total current assets | 658,744 | 1,109,926 |
| | | |
| Fixed assets, net of accumulated depreciation | 29,323 | 117,533 |
| | | |
| Total Assets | $ 688,067 | $ 1,227,459 |
| | | |
| **LIABILITIES AND STOCKHOLDERS' EQUITY** | | |
| | | |
| Current Liabilities | | |
| Accounts payable | $ 393,251 | $ 76,131 |
| Credit cards payable | 146,787 | 113,752 |
| Sales tax payable | 670 | 7,212 |
| Other current liabilities | 214,470 | 276,417 |
| Total current liabilities | 755,178 | 473,512 |
| | | |
| Convertible loans payable | 4,890,000 | 4,890,000 |
| Interest payable | 3,744 | 245,386 |
| Other payable | 287,436 | 276,423 |
| SBA loans payable | 181,847 | 0 |
| | | |
| Total Liabilities | 6,118,205 | 5,885,321 |
| | | |
| STOCKHOLDERS' EQUITY | | |
| | | |
| Common Stock (50,000,000 shares authorized and 15,217,458 and 13,607,518 shares outstanding as of December 31, 2020 and December 31, 2019), net of offering costs | 6,915,036 | 5,772,440 |
| Accumulated currency translation adjustment | 15,067 | 5,434 |
| Retained deficit | (12,360,241) | (10,435,736) |
| | | |
| Total Stockholders' Equity | (5,430,138) | (4,657,862) |
| | | |
| Total Liabilities and Stockholders' Equity | $ 688,067 | $ 1,227,459 |

# TAP SYSTEMS INC.
## STATEMENT OF OPERATIONS
### For Years Ending December 31, 2020 and 2019
### See Independent Auditor's Report and Notes to the Financial Statements

|  | 2020 | 2019 |
|---|---:|---:|
| Revenues | $ 885,346 | $ 1,311,181 |
| Cost of revenues | 553,845 | 698,640 |
| Gross profit | 331,501 | 612,541 |
| | | |
| Operating expenses | | |
| General and administrative | 254,776 | 196,048 |
| Research and development | 1,144,014 | 1,242,191 |
| Selling and marketing | 996,736 | 1,670,680 |
| Total operating expenses | 2,395,526 | 3,108,919 |
| | | |
| Net Operating Loss | (2,064,025) | (2,496,378) |
| | | |
| Interest income (expense), net of interest forgiveness | 219,136 | (104,947) |
| Depreciation (expense) | (8,280) | (6,431) |
| Other income (expense) | (51,106) | (7,807) |
| | | |
| (Provision) benefit for income taxes | (20,230) | (14,052) |
| | | |
| Net Loss | $ (1,924,505) | $ (2,629,615) |
| | | |
| Currency translation adjustment | 9,633 | 3,257 |
| | | |
| Comprehensive loss | $ (1,914,872) | $ (2,626,358) |

### TAP SYSTEMS INC.
### STATEMENT OF STOCKHOLDERS' EQUITY
#### For Years Ending December 31, 2020 and 2019
#### See Independent Auditor's Report and Notes to the Financial Statements

| | Common Stock | | Cumulative currency translation adjustment | Retained Earnings | Total Stockholders' Equity |
|---|---|---|---|---|---|
| | Shares | Par Value | | | |
| **Balance as of January 1, 2019** | **11,445,493** | **$ 4,018,923** | **$ 2,177** | **$ (7,806,121)** | **$ (3,785,021)** |
| Issuance of common stock | 2,162,025 | 1,753,517 | | | 1,753,517 |
| Period translation adjustment | | | 3,257 | | 3,257 |
| Net loss | | | | (2,629,615) | (2,629,615) |
| **Balance as of December 31, 2019** | **13,607,518** | **5,772,440** | **5,434** | **(10,435,736)** | **(4,657,862)** |
| Issuance of common stock | 1,609,940 | 1,142,596 | | | 1,142,596 |
| Period translation adjustment | | | 9,633 | | 9,633 |
| Net loss | | | | (1,924,505) | (1,924,505) |
| **Balance as of December 31, 2020** | **15,217,458** | **$ 6,915,036** | **$ 15,067** | **$ (12,360,241)** | **$ (5,430,138)** |

**TAP SYSTEMS INC.**
**STATEMENT OF CASH FLOWS**
**For Years Ending December 31, 2020 and 2019**
**See Independent Auditor's Report and Notes to the Financial Statements**

|  | 2020 | 2019 |
|---|---|---|
| **Cash Flows from Operating Activities** | | |
| Net Loss | $ (1,924,505) | $ (2,629,615) |
| Adjustments to reconcile net income (loss) | | |
| to net cash provided by operations: | | |
| Add currency translation adjustment | 9,633 | 3,257 |
| Add depreciation | 99,391 | 160,426 |
| Changes to operating assets and liabilities | | |
| (Increase) Decrease in accounts receivable | 1,312 | (2,550) |
| (Increase) Decrease in inventory | (76,494) | 92,457 |
| (Increase) Decrease in prepaid expenses | 24,974 | (17,905) |
| (Increase) Decrease in other current assets | 23,322 | (23,323) |
| Increase (Decrease) in accounts and credit cards payable | 350,155 | 133,887 |
| Increase (Decrease) in all other current liabilities | (68,488) | 154,630 |
| Increase (Decrease) in interest payable | (241,642) | 104,947 |
| | | |
| Net cash used in operating activities | (1,802,342) | (2,023,789) |
| | | |
| **Cash Flows from Investing Activities** | | |
| Proceeds (acquisition) of fixed assets | (11,181) | (38,101) |
| | | |
| Net cash provided by investing activities | (11,181) | (38,101) |
| | | |
| **Cash Flows from Financing Activities** | | |
| Proceeds from the issuance of common stock, net of offering costs | 1,142,596 | 1,753,517 |
| Proceeds from issuance of loans payable | 192,859 | 715,000 |
| | | |
| Net cash provided by financing activities | 1,335,455 | 2,468,517 |
| | | |
| Net change in cash and cash equivalents | (478,068) | 406,627 |
| | | |
| Cash and cash equivalents at beginning of period | 760,658 | 354,031 |
| Cash and cash equivalents at end of period | $ 282,590 | $ 760,658 |

## NOTE 1 – NATURE OF OPERATIONS

TAP SYSTEMS INC. ("TAP SYSTEM") was incorporated in Delaware on February 3, 2015 before redomiciling to California on March 15, 2016. The Company develops, manufactures and sells an innovative, intelligent wearable gadgets and distributes those products via online platforms.
TAP WITH US LTD ("TAP LTD") was incorporated on November 6, 2017 under the laws of Israel, which is a 100 percent owned subsidiary of TAP SYSTEM. TAP LTD is funded by TAP SYSTEM and solely provides R&D services to TAP SYSTEM. Collective, TAP SYSTEM and TAP LTD will be referred to as the "Company". The financial statements provide the position and the results of TAP SYSTEM and TAP LTD as consolidated financial statements of the Company.

Since Inception, the Company has relied on the issuance of common and loans to fund its operations. As of December 31, 2020, the Company had an accumulated deficit and will likely incur additional losses prior to generating income. These matters raise substantial concern about the Company's ability to continue as a going concern. During the next twelve months, the Company intends to fund its operations with funds from revenue producing activities. If the Company cannot secure additional short-term capital, it may cease operations. These financial statements and related notes thereto do not include any adjustments that might result from these uncertainties.

## NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

*Basis of Presentation*
The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The accompanying unaudited financial statements do not include all the information and notes required by GAAP for complete financial statements. In the opinion of management, all adjustments considered necessary for the fair presentation of the unaudited financial statements for the years presented have been included.

*Use of Estimates*
The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make certain estimates and assumptions that affect the amounts reported in the financial statements and footnotes thereto. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Significant estimates inherent in the preparation of the accompanying financial statements include valuation of provision for refunds and chargebacks, equity transactions and contingencies.

*Risks and Uncertainties*
The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include recession, downturn

or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations.

*Concentration of Credit Risk*
The Company maintains its cash with a major financial institution located in the United States of America, which it believes to be credit worthy. The Federal Deposit Insurance Corporation insures balances up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

*Cash and Cash Equivalents*
The Company considers short-term, highly liquid investment with original maturities of three months or less at the time of purchase to be cash equivalents. Cash consists of funds held in the Company's checking account. As of December 31, 2020 and 2019, the Company had $282,590 and $760,658 of cash on hand, respectively.

*Fixed Assets*
Fixed assets are recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are charged to expense. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the accounts and the resultant gain or loss is reflected in income. In accordance with Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 350-40, Accounting for Costs of Computer Software Developed or Obtained for Internal Use, the Company has capitalized external direct costs of material and services developed or obtained for software development projects. Amortization for each software project begins when the computer software is ready for its intended use.

Depreciation is provided using the straight-line method, based on useful lives of the assets which range from three to fifteen years.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. Based on this assessment there was no impairment for December 31, 2020 as the company had no fixed assets.

*Fair Value Measurements*
Generally accepted accounting principles define fair value as the price that would be received to sell an asset or be paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price) and such principles also establish a fair value hierarchy that prioritizes the inputs used to measure fair value using the following definitions (from highest to lowest priority):

- Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.
- Level 2 – Observable inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, including quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data by correlation or other means.

- Level 3 – Prices or valuation techniques requiring inputs that are both significant to the fair value measurement and unobservable.

*Income Taxes*
Income taxes are provided for the tax effects of transactions reporting in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the basis of receivables, property and equipment, intangible assets, and accrued expenses for financial and income tax reporting. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

There is a 100 percent valuation allowance against the net operating losses generated by the Company at December 31, 2020 and 2019. However, the Company is subject to income taxes on the income of TAP LTD.

The Company evaluates its tax positions that have been taken or are expected to be taken on income tax returns to determine if an accrual is necessary for uncertain tax positions. The Company will recognize future accrued interest and penalties related to unrecognized tax benefits in income tax expense if incurred.

*Revenue Recognition*
Sales Income - During 2019, the company adapted the provision of ASU 2014-09 Revenue from Contracts with Customers ("ASC 606").

ASC 606 provides a five-step model for recognizing revenue from contracts:

1. Identify the contract with the customer
2. Identify the performance obligations within the contract
3. Determine the transaction price
4. Allocate the transaction price to the performance obligations
5. Recognize revenue when (or as) the performance obligations are satisfied

The Company recognizes revenue when delivery has occurred and collectability is reasonably assured. For years ending December 31, 2020 and 2019 the Company recognized $885,346 and $1,311,181 in revenue, respectively.

*Costs of Goods Sold*
The Company records the direct labor, direct material, certain overhead items and depreciation as relating the costs of goods sold.

*Accounts Receivable*
Trade receivables due from customers are uncollateralized customer obligations due under normal trade terms requiring payment within 30 days from the invoice date. Trade receivables are stated at the amount billed to the customer. Payments of trade receivables are allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the earliest unpaid invoices. As of December 31, 2020 and 2019, the company had $1,239 and $2,550 of accounts receivable.

The Company estimates an allowance for doubtful accounts based upon an evaluation of the current status of receivables, historical experience, and other factors as necessary. It is reasonably possible that the Company's estimate of the allowance for doubtful accounts will change.

*Advertising*
The Company expenses advertising costs as they are incurred.

*Recent Accounting Pronouncements*
In February 2016, FASB issued ASU No. 2016-02, Leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than 12 months. ASU 2016-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

In June 2018, FASB amended ASU No. 2018-07, Compensation – Stock Compensation, to expand the scope of Topic 718, Compensation – Stock Compensation, to include share-based payment transactions for acquiring goods and services from nonemployees. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

In August 2018, amendments to existing accounting guidance were issued through Accounting Standards Update 2018-15 to clarify the accounting for implementation costs for cloud computing arrangements. The amendments specify that existing guidance for capitalizing implementation costs incurred to develop or obtain internal-use software also applies to implementation costs incurred in a hosting arrangement that is a service contract. The guidance is effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

**NOTE 3 – FIXED ASSETS**

The balances of long-lived assets and estimated useful lives held by the Company as of December 31 consists of computer equipment (depreciated over 3 years), manufacturing tooling (depreciated over 2 years) and other furniture and equipment (depreciated over 15 years):

|  | 2020 | 2019 |
|---|---|---|
| Beginning balance, net | $ 117,533 | $ 239,858 |
| Add: asset additions | 11,181 | 38,101 |
| Less: depreciation and amortization expense | (99,391) | (160,426) |
| **Ending balance of long-lived assets, net** | **$ 29,323** | **$ 117,533** |

## NOTE 4 – INCOME TAX PROVISION

The Company intends to file its income tax return for the period ended December 31, 2020 by the due date set by the Internal Revenue Service. The return will remain subject to examination by the Internal Revenue Service under the statute of limitations for a period of three years from the date it is filed.

Since the passage of the Tax Cuts and Jobs Act of 2017 ("TJCA"), net operating losses can be carried forward indefinitely. The Federal net operating loss carryforward as of December 31, 2020 approximates $2,100,000. Net operating loss carryforwards for state income tax purposes approximate those available for Federal income tax purposes.

## NOTE 5 – OPERATING EXPENSES

The Company incurs general, selling and administrative expenses in the normal course of its business. The detail of those expenses for the calendar years ended December 31, 2020 and 2019 is as follows:

|  | 2020 | 2019 |
|---|---|---|
| Research and development | $ 1,144,014 | $ 1,242,191 |
| Advertising and promotional | 503,164 | 840,555 |
| Legal and professional service | 340,785 | 275,200 |
| Selling expense | 143,016 | 202,827 |
| Payroll expenses | 91,562 | 111,308 |
| Retail commissions | 41,380 | 127,020 |
| Travel | 24,523 | 84,870 |
| Dues & subscriptions | 23,494 | 32,959 |
| Bank charges | 19,514 | 6,588 |
| Office expenses | 16,071 | 34,204 |
| Insurance | 11,566 | 11,308 |
| Rent | 8,646 | 13,236 |
| Potential investment relationship | 7,250 | - |
| Promotional materials | 6,696 | 29,754 |
| Taxes and licenses | 6,510 | 5,771 |
| Public relations | 6,456 | 73,567 |
| Conferences and trade shows | 879 | 17,561 |
|  | $ 2,395,526 | $ 3,108,919 |

## NOTE 6 – STOCKHOLDERS' EQUITY

The Company has a single class of equity outstanding, common stock. The Company has authorized 50,000,000 shares of common stock with issued and outstanding shares of 15,217,458 and 13,607,518 as of December 31, 2020 and 2019. The fair value of the stock as of the date of issuance was determined based on the present value of anticipated cash flows, the issuance of convertible debt, the lack of current marketability, the uncertainty of potential business prospects, and the current operating losses and the market value of equity interests in similar companies engaged in similar businesses to the Company.

Additionally, as described below, the Company has convertible debt instruments that can convert to common stock totaling another 3,924,000 shares.

## NOTE 7 – DEBT

The Company has several outstanding debt obligations: convertible notes totaling $4,890,000; government-backed loans totaling $181,847; an Amazon loan of $11,181; and loans payable of other matters of $276,423.

The Company and Dovid Schick, its chief executive, entered into two loan and security agreements with the effective date as of April 30, 2016 and February 21, 2018, respectively, with the aggregate principal loan amount of $4,750,000. The lender has the sole option for all or part of the unpaid principal of the loan to be converted into shares of common stock of the company with one dollar twenty-five cents ($1.25) per share. Additionally, for each share issued to Mr. Schick in a conversion, Mr. Schick also receives a warrant to purchase one share of common stock at $1.25 per share. If the lender elects not to convert the outstanding loan into shares, then the company will repay to the lender the full unconverted principal of the loan on or before the earlier of :(i) February 20, 2020; (ii) the date which is one(1) business day following the occurrence of any of the following : (a)the Borrower consolidates with or merges with or into another entity or person, (b) the company sells all or substantially all of its assets to another or person, (c) a majority of the company's equity securities are sold to another entity or person, or (d) an initial public offering of the company's common stock having gross proceeds of not less than $5,000,000; or (iii) the company's default in the performance of any of its obligations under this agreement. As discussed in Note 8, the convertible notes held by Mr. Schick do not bear interest.

Another loan agreement totaling $100,000 with Ran Poliakine was signed on April 30, 2016 and expired on April 30, 2018. No extended term was negotiated for this loan due to the lawsuit described below. Additionally, Mr. Poliakine's lawsuit involves $276,423 of disputed reimbursements that are unpaid. The Company has recorded this amount as Other Payable on the balance sheet.

The Company also issued a convertible note for $40,000 to other investors. This convertible note does not bear interest.

In 2020 and in response to the COVID-19 worldwide pandemic, the US Congress enacted the CARES Act of 2020 which provided for government back Paycheck Protection Program ("PPP") and Economic Injury Disaster Loans ("EIDL") loans to be issued to small businesses. PPP loans are fully forgivable if the borrower meets certain criteria. The Company received approximately $31,000 in PPP loans. The Company also received $150,000 in EIDL loans where it carries an interest rate of 3.75 percent per annum and has a 30-year maturity.

In March 2020, the Company entered into a 12-month loan for $32,000 from Amazon Lending. The loan requires monthly payment of $2,809 and bears interest at 9.72 percent interest per annum.

## NOTE 8 – INTEREST FORGIVENESS

In January 2020, the Company entered into an agreement with Mr. Schick where, for the good of the Company, Mr. Schick forfeited the legal right to collected interest that had previously accrued on the $4,750,000 of convertible notes held by Mr. Schick. The Company recorded this forgiveness in 2020 as a reduction in interest expense totaling approximately $200,000.

**NOTE 9 – COMMITMENTS AND CONTINGENCIES**

In January 2018, Sixeye Interactive, a company wholly owned by Ran Poliakine, a former executive with the Company, filed a lawsuit in Jerusalem District Court, in Israel, against the TAP SYSTEMS, its officers and its subsidiary, TAP LTD, claiming that the Company owed approximately $500,000 to Sixeye for services rendered and additional damages.

The Company believes that this case is without merit and has been vigorously defending against all claims asserted therein.  As resolution is uncertain and not estimable at this time, the Company has not recorded any provision for the outcome of this litigation.

**NOTE 10 – PRIOR FINANCIAL STATEMENTS**

In 2020, the Company provided a valuation allowance against a deferred tax asset generated from the Company's accumulated tax losses as of December 31, 2018.  This valuation allowance reduced the net deferred tax asset previously reported to zero and reduced the opening equity position of the Company as of January 1, 2019 by $1.9 million.  This valuation redetermination has no impact on the statements of operations and cash flows for the calendar year ended 2019.

**NOTE 11 – GOING CONCERN**

These financial statements are prepared on a going concern basis. The Company began operation in 2015 and incurred a loss since inception. The Company has a limited operating history. The Company's ability to continue is dependent upon management's plan to raise additional funds and achieve profitable operations. The financial statements do not include any adjustments that might be necessary if the Company is not able to continue as a going concern.

**NOTE 12 – SUBSEQUENT EVENTS**

*Anticipated Crowdfunded Offering*
The Company anticipates conducting offerings in 2021 and selling additional securities in offerings intending to be exempt from registration under the Securities Act in reliance on Regulation Crowdfunding.

*Management's Evaluation*
Management has evaluated subsequent events through February 24, 2021, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in the financial statements.